FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 15, 2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles Press Release.

Nata de Prensa Press Release

15/04/2004

Total number of managed customers reached 65 million, including the clients of BellSouth’s Latin American operators, whose acquisition was agreed in March

TELEFÓNICA MOVILES SURPASSES 54.3 MILLION CUSTOMERS IN MARCH, AFTER RECORDING HIGHEST FIRST-QUARTER INCREASE IN ITS HISTORY

•	Telefónica Móviles acquired more than 2.3 million customers in the first three months of 2004.

•	The number of customers managed by Telefónica Móviles grew by 12.5 million or 30.1% more than at end-March 2003.

This document contains, and during the reading of it there may be expressed, statements about future events (as commonly accepted and within the meaning of the Private Securities Litigation Reform Act (USA) of 1995) intents, projections, expectations or forecasts made by the Company at the date of said document. These may refer to various aspects such as the customer base and the development thereof; growth in the Company’s business and the market share of its various businesses; the Company’s results and other aspects of its activity and situation. These intents, projections, expectations or forecasts are subject, due to their very nature, to risks and uncertainties which could result in alterations to them, without the Company being obliged to modify these in the event of unforeseen circumstances and even if these alterations are due to changes of strategy .

Madrid, 15 April 2004.- Telefónica Móviles ended the first quarter of 2004 with more than 54.3 million managed customers. The total of Telefónica Móviles’ managed customers, including the clients of the 10 Latin American operators it has agreed to acquire from BellSouth, reached some 65 million (using data from end-December 2003 for these operators).

This figure reinforces Telefónica Móviles’ status as one of the world’s largest mobile telephony groups and the leader in Latin America, with some 43 million customers in the region.

The more than 54.3 million customers (excluding those of the BellSouth operators) at the end of March represents a gain of more than 2.3 million in the first quarter, the largest increase for this period ever made by the Telefónica Móviles Group.

Compared with the first quarter of 2003, Telefónica Móviles’ managed customer base grew by more than 12.5 million, or 30.1% .

(Including in March 2003 the customers belonging to TCO, the Brazilian operator acquired in April of last year, the year-over-year increase is close to 9.4 million customers, or 20.9%).

Más información en nuestra página web http://www.telefonicamoviles.com

Dirección de División de Comunicación	Tel: +34 91 423 40 44
Paseo de Recoletos, 7 y 9	Fax: +34 91 423 40 11
28004 Madrid	e-mail: prensa_tm@telefonicamoviles.com

Nata de Prensa Press Release

By geographical regions, Telefónica Móviles España’s customer base rose 6.7% year-over-year to 19.94 million customers, over 278,000 new clients in the first three months of the year.

In Latin America, excluding customers from the operators to be acquired from BellSouth, the customer base increased by over 2 million in the first quarter. This growth allowed the company to reach 32.35 million clients, an increase of 51% from a year before. Including the clients of TCO in March, 2003, the growth rate would be 31%.

In Brazil, Telefónica Móviles’ subsidiary Vivo exceeded 21.85 million customers, with an increase of close to 1.2 million new customers in the three-month period or 59% year-over-year. The growth would be 28.9% including the clients of TCO at March, 2003.

These figures have consolidated Vivo’s status as the Brazil’s largest cellular operator. In the first week of April, Vivo’s customer base surpassed the 22 million mark.

In Mexico, over 318,000 new customers were acquired, taking Telefónica Móviles México’s customer base to over 3.77 million. This is more than 55% higher than the figure seen at end-March 2003 and underscores the Mexican operator’s rapid growth.

In Argentina, Telefónica Móviles added 147,000 new customers through to March, taking its total to 1.97 million, 27.4% more than the previous year.

In Peru, Telefónica Móviles ended March with over 1.63 million customers, a year-over-year increase of 31.9% after having captured 128,000 new customers in the first quarter.

In Chile, Telefónica Móvil, the operator managed by Telefónica Móviles, now has more than 2.5 million customers, after capturing 230,000 new customers in the first three months of the year. The operator’s customer base is now 32.7% larger than at the end of March last year.

In Morocco, Medi Telcom closed the first quarter with 2.02 million customers, an increase of more than 20% over March, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: April 14, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel